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| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

        Beyland                      Mark                            O.
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        (Last)                      (First)                        (Middle)

        105 North 28th Street
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                                   (Street)

        Van Buren,                 Arkansas                         72956
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol    Loislaw.com, Inc. ("LOIS")
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year                  June 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

     X               X
    ___ Director    ___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
     X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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Common Stock            06/01/00     G             28,645        D         -                                  D
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Common Stock            06/27/00     M             50,000        A         2.91                               D
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Common Stock            06/28/00     S             25,000(1)     D         9.1875                             D
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Common Stock            06/29/00     S              5,000(1)     D         8.9375                             D
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Common Stock            06/30/00     S             20,000(1)     D         8.0313          231,315(2)         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one person, see Instruction 4(b)(v)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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Options under the 1996 Stock            $19.19            04/01/00           A        V               82,000
Option Plan (right to buy)
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Options under the 1996 Stock             $2.91            06/27/00           M                                      50,000
Option Plan (right to buy)
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 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion         Title   Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
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                                (3)     04/01/10   Common Stock  82,000                     82,000              D
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                                (4)     05/25/09   Common Stock  50,000                    391,454              D
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Explanation of Responses:

(1) A total of 50,000 shares of stock were sold during the month of June 2000 pursuant to a stock sales plan calling for non-discretionary sales of certain limited quantities of stock at various times, subject to certain terms and conditions. The plan had been previously submitted and approved pursuant to the Loislaw.com, Inc. Insider Trading Policy.
(2) This amount includes 892 shares purchased during June 2000 in an exempt transaction under the Company's Employee Stock Purchase Plan.
(3) Twenty-five persent (25%) of the total number of shares subject to the option vests on April 1, 2001 and one forty-eighth (1/48th) of the total number of shares subject to the option vests each month thereafter.
(4) Fifty percent (50%) of the total number of shares subject to the option vested on May 25, 1999 and one forty-eighth (1/48th) of the total number of shares subject to the option vests each month thereafter.

            /s/ Mark O. Beyland               07/10/00
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.